                                                                  Exhibit (e)(1)

                             Executive Compensation

Summary Compensation Table

   The following table sets forth certain information concerning the compensation of the Company's chief executive officer during 1999 and each of its four other most highly compensated executive officers (the "named executive officers") for each of the years in the three-year period ended December 31, 1999.

                                                         Long-Term
                                                    Compensation Awards
                                                   ---------------------
                                         Annual               Number of
                                      Compensation Restricted Securities
                                      ------------   Stock    Underlying    All Other
 Name and Principal Position(1)  Year    Salary    Awards(2)  Options(#) Compensation(3)
 ------------------------------  ---- ------------ ---------- ---------- ---------------
Duane C. McDougall.......        1999   $866,667      $ 0       50,800       $26,936
 President and Chief
  Executive Officer              1998    525,000        0       23,690        18,142
                                 1997    293,334        0       19,240        18,749


William P. Kinnune.......        1999    498,333        0       20,620        32,401
 Executive Vice President        1998    481,333        0       22,840        29,180
                                 1997    458,333        0       27,900        31,890


Michael R. Onustock......        1999    497,667        0       20,530        24,607
 Executive Vice President        1998    465,000        0       20,660        22,115
                                 1997    403,667        0       23,160        23,627


J. A. Parsons(4).........        1999    445,000        0       17,570        23,140
 Executive Vice President
  and                            1998    410,000        0       19,440        21,783
 Chief Financial Officer         1997    385,000        0       22,780        23,146


Marvin D. Cooper(4)......        1999    383,333        0       14,820        22,728
 Executive Vice President        1998    333,333        0       14,580        20,373

--------
(1)  Includes principal capacities in which each officer served during 1999.

(2) The aggregate number of restricted shares of Common Stock held by each named executive officer and the value of such shares on December 31, 1999 (based on the closing sale price of the Common Stock, $46.4375, reported on the New York Stock Exchange), are as follows:


           Name                                           No. of Shares  Value
           ----                                           ------------- -------
     Duane C. McDougall..................................         0     $     0
     William P. Kinnune..................................     1,680      78,049
     Michael R. Onustock.................................     1,394      64,762
     J. A. Parsons.......................................         0           0
     Marvin D. Cooper....................................         0           0

  Dividends are paid on the restricted shares at the same rate as on other shares of Common Stock.

(3) The amounts shown for 1999 represent (i) Company contributions to its Stock Purchase Plan ("401(k) Plan"), a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), for the benefit of each of the named executive officers and to its 1993 Deferred Compensation Plan for the benefit of such officers to the extent contributions would have been made to the 401(k) Plan had compensation subject to such plan included deferred compensation and had the Internal Revenue Code limits not been applicable and (ii) the imputed value to the named executives of a portion of the premiums paid for life insurance policies under which they are to receive an interest in the cash surrender value. The amounts attributable to (i) 401(k) Plan and 1993 Deferred Compensation Plan contributions and (ii) the imputed value of premiums, respectively, for each of the named executives for 1999 are as follows: Mr. McDougall, $15,000, $11,936; Mr. Kinnune, $15,000, $17,401;
     Mr. Onustock, $15,000, $9,607; Mr. Parsons, $15,000, $8,140; and Mr.
     Cooper, $15,000, $7,728.

(4) Mr. Cooper became an executive officer of the Company on April 21, 1998; the table reflects his compensation for all of 1998. Mr. Parsons retired from the Company on December 31, 1999.

Option Grants in Last Fiscal Year

   The following table provides information as to options to purchase Common Stock granted to the named executive officers during 1999 pursuant to the Company's 1995 Plan. No stock appreciation rights ("SARs") were granted to any named executive officers during 1999.

                                       Individual Grants               Potential Realizable
                         ---------------------------------------------   Value at Assumed
                         Number of    Percent of                       Annual Rates of Stock
                         Securities Total Options  Exercise             Price Appreciation
                         Underlying   Granted to    Price               for Option Term (3)
                          Options     Employees       Per   Expiration ---------------------
      Name               Granted(1) in Fiscal Year Share(2)    Date        5%        10%
      ----               ---------- -------------- -------- ---------- ---------- ----------
Duane C. McDougall......   50,800       9.14%       $47.25  April 2009 $1,509,536 $3,825,460
William P. Kinnune......   20,620       3.71%        47.25  April 2009    612,729  1,552,775
Michael R. Onustock.....   20,530       3.69%        47.25  April 2009    610,055  1,545,998
J. A. Parsons...........   17,570       3.16%        47.25  April 2009    522,097  1,323,097
Marvin D. Cooper........   14,820       2.67%        47.25  April 2009    440,380  1,116,010

--------
(1) Options were granted for the numbers of shares indicated at an exercise price equal to the fair market value of the Common Stock on the date of grant. The options, which have terms of ten years and two days, become exercisable as follows: 33 1/3 percent after one year, an additional 33 1/3 percent after two years, and the remainder after three years; provided that the options will become exercisable in full upon the officer's death, disability or retirement. Upon a change in control, all options under the 1995 Plan become and remain exercisable in full until the earlier of three years after the date the change in control occurs or the expiration of the stated term of the option. For purposes of the 1995 Plan, a change in control is defined to include (i) a change in composition of the Board during any 24-month period such that the directors in office at the beginning of the period and any additional directors elected with the approval of two-thirds of the directors cease to constitute at least 70 percent of the Board and (ii) unless approved by two-thirds of the directors, excluding directors employed by the Company, (A) a merger, or sale of substantially all the assets, of the Company, (B) the acquisition by a person or group (other than certain affiliates of the Company) of 20 percent or more of the combined voting power of the Company's outstanding securities or (C) the approval by the shareholders of the Company of a plan of liquidation or dissolution of the Company.

(2) Subject to certain conditions, the exercise price and tax withholding obligations related to exercise may be paid by delivery of previously acquired shares of Common Stock.

(3) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the Common Stock compounded annually over the full term of the options. There can be no assurance that the Common Stock will appreciate at any particular rate or at all.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   Information regarding exercises of stock options by the named executive officers during 1999 and unexercised options held by them as of December 31, 1999, is summarized in the table set forth below. The named executives did not exercise any SARs during 1999 and did not hold any in-the-money SARs at year-end.

                                                     Number of Shares        Value of Unexercised
                                                  Underlying Unexercised         In-the-Money
                          Number of                     Options at                Options at
                           Shares                    December 31, 1999       December 31, 1999(2)
                         Acquired on   Value     ------------------------- -------------------------
      Name                Exercise   Realized(1) Exercisable Unexercisable Exercisable Unexercisable
      ----               ----------- ----------  ----------- ------------- ----------- -------------
Duane C. McDougall......   14,020    $  425,653     41,243      73,007     $  672,407    $224,206
William P. Kinnune......   48,400     1,204,152     63,174      45,146      1,028,902     265,635
Michael R. Onustock.....   13,900       325,350     52,867      42,023        855,767     229,291
J. A. Parsons...........        0             0    103,450           0      1,384,485           0
Marvin D. Cooper........    7,800       290,063     49,813      29,267        983,735     150,362

--------
(1) Represents the difference between the fair market value of the shares of Common Stock received on exercise of stock options at the date of exercise and the option exercise price.

(2) Calculated based on the difference between the closing sale price of the Common Stock, $46.4375, reported on the New York Stock Exchange on December 31, 1999, and the aggregate exercise price of the unexercised options. All options reflected in the table were granted at an exercise price equal to the fair market value of a share of Common Stock on the date of grant.

Pension Plan

   The retirement plan ("Retirement Plan") that the Company maintains for its salaried employees (including officers) provides for payment of retirement benefits generally based upon an employee's years of service with the Company and compensation level. Funding of the Retirement Plan is actuarially determined. The Company also maintains a supplemental retirement plan ("Supplemental Plan") under which salaried employees (including officers) receive retirement benefits substantially equal to those the Retirement Plan would have provided but for certain limitations required by the Internal Revenue Code.

   The following table shows the aggregate estimated annual benefits payable under the Retirement Plan and the Supplemental Plan upon retirement (assuming normal retirement at age 65) for unmarried employees at specified compensation levels (based upon the highest average of five consecutive years) with various years of service (assuming continuous full-time employment with the Company from date of hire to date of retirement):

                                            Years of Service
                          -----------------------------------------------------
         Remuneration        15       20       25       30       35       40
         ------------     -------- -------- -------- -------- -------- --------
     $  300,000.......... $ 71,618 $ 95,490 $119,363 $143,235 $167,108 $189,608
        400,000..........   96,368  128,490  160,613  192,735  224,858  254,858
        500,000..........  121,118  161,490  201,863  242,235  282,608  320,108
        600,000..........  145,868  194,490  243,113  291,735  340,358  385,358
        700,000..........  170,618  227,490  284,363  341,235  398,108  450,608
        800,000..........  195,368  260,490  325,613  390,735  455,858  515,858
        900,000..........  220,118  293,490  366,863  440,235  513,608  581,108
      1,000,000..........  244,868  326,490  408,113  489,735  571,358  646,358

   Compensation used in determining retirement benefits consists of the employee's regular fixed salary, including amounts deferred at the election of the employee and contributed to the Company's 401(k) Plan. With respect to the named executive officers, such compensation is the amount shown for the officers under "Salary" in the Summary Compensation Table above.

   The credited years of service for each of the named executive officers is as follows: Mr. McDougall, 20; Mr. Kinnune, 38; Mr. Onustock, 27; Mr. Parsons, 34; and Mr. Cooper, 20.

   The benefits payable upon retirement are single-life annuity amounts and are not subject to any deduction for Social Security or other offset amounts. The level of benefits is based in part upon the average of the Social Security wage bases for the 35 years ending with Social Security retirement age. Amounts shown in the table are based upon the Social Security covered compensation for an employee attaining age 65 in 1999. Retirement benefits may be reduced from the amounts shown in the case of early retirement (or other early termination of employment), in the case of a married employee whose benefits are paid in the form of a joint and survivor annuity and in the case of an employee whose employment with the Company has not been continuous. Special provisions in the Retirement Plan may apply in the case of death or disability; there are also provisions relating to the computation of years of service for vesting or benefit purposes in the case of service with certain employers acquired by the Company at various times in the past.

                       Compensation Committee Interlocks
                           and Insider Participation

Compensation Committee

   During 1999, Messrs. Drummond, Hergenhan, McCracken, Wheeler and Whiteley served on the Company's Compensation Committee.

   Paul N. McCracken is chairman of Tumac Lumber Co., Inc., a wood products broker, which purchases building materials products from, and sells such products to, the Company in the ordinary course of business at prevailing market prices. During 1999, such transactions amounted to approximately $6,087,000.

   Samuel C. Wheeler is vice president of Barclay Logging Company, which performs contract logging services for the Company in the ordinary course of business at prevailing market prices. During 1999, such transactions amounted to approximately $643,000. Mr. Wheeler served as a vice president of the Company until his resignation in 1973.

Other Transactions and Relationships

   Ochoco Lumber Co. sells wood products to, and purchases such products from, the Company in the ordinary course of business at prevailing market prices. During 1999, such transactions amounted to approximately $2,033,000. Mr. Shelk is managing director of the managing general partner of Ochoco Lumber Co.

   The Company purchases equipment in the ordinary course of business at prevailing market prices from Rogers Machinery Co., Inc., in which members of Mr. Parsons' immediate family own a majority interest. During 1999, such purchases amounted to approximately $354,000.

   In the ordinary course of business at prevailing market prices, the Company has sold paper products to, and obtained credit and other banking and financial services from, Wachovia Corporation, of which Mr. Prendergast is the president and chief operating officer. During 1999, such paper sales amounted to approximately $860,000, and the financial services amounted to approximately $256,000.

                      Report of the Compensation Committee

   It is the responsibility of the Compensation Committee to oversee the compensation of officers of the Company (24 persons). The Compensation Committee's salary recommendations, when approved by the Board, set the levels of compensation for all officers. In addition, the Compensation Committee hears reports from the Company's chief executive officer, and considers the performance of individual officers, planned succession and related matters. In 1996, responsibility for the administration of the 1995 Plan, including selecting the officers and other key employees to receive awards and for determining types, amounts and terms of such awards, was assigned to the Long-Term Incentive Compensation Committee (the "Awards Committee"), a subcommittee of the Compensation Committee consisting of Messrs. Drummond and Whiteley.

   The compensation policy of the Company recognizes that the Company's business is the conversion of timber and wood fiber into products which are largely of a commodity nature and that the Company is integrated "from the stump to the customer" with only the chief executive officer responsible for all operations. For these two reasons--little control of sales prices in commodity markets and little individual control over material costs and transfer prices of specific business segments--the Company does not ordinarily compensate employees with bonuses or other forms of short-term incentive compensation. The Company's policy is to pay salaried employees, including all officers, base salaries only.

   From time to time, the Compensation Committee receives reports from compensation consultants regarding competitive industry salaries. The Company also participates in industry-wide salary surveys and conducts its own annual review of compensation information in proxy statements of competing companies. From these sources, the Compensation Committee evaluates compensation levels of a peer group of twelve other forest products companies which the Compensation Committee, based on its general knowledge of the forest products industry, believes are comparable to the Company. The Company uses these evaluations when reviewing and approving management's recommendations regarding compensation. The twelve companies constituting the peer group include seven of the other nine companies in the Standard & Poor's Paper & Forest Products Index referred to under "Performance Graph" below and five other forest products companies.

   In arriving at salary recommendations to the Board for individual officers effective May 1, 1999, the Compensation Committee considered cash compensation paid by the peer group to officers in comparable positions and taking into account available information concerning comparable levels of responsibility, recommendations by the Company's chief executive officer, relative responsibilities compared to other officers and employees in the Company, and various other factors including experience and performance. Each recommended salary was intended to be within the range of and competitive with the cash compensation paid to positions within the comparable industry. In formulating its salary recommendations, the Compensation Committee did not consider stock options and other non-cash compensation programs of the peer group companies or the stock options granted to Company officers.

   In April 1999, based on the recommendation of the Compensation Committee, the Board increased Mr. McDougall's annual salary level by 12.5 percent to $900,000. In recommending the increase in Mr. McDougall's salary, the Compensation Committee considered the additional responsibilities Mr. McDougall assumed when he was appointed chief executive officer in November 1998.

   As an incentive to stock ownership by employees and as a form of long-term incentive compensation, annual grants of stock options are awarded to selected key employees. During 1999, stock options were granted by the Awards Committee based on a formula relating to base salary and the Company's return on shareholders' equity ("ROE"). The formula does not take into account the number of stock options previously granted to an officer. Under the formula, a target number of options for each officer is determined by dividing a percentage of the officer's salary (ranging, based on level of responsibility, from 110 percent for vice presidents to 300 percent for the chief executive officer) by the market price of the Common Stock at the date of grant. The target number is subject to downward adjustment based on the Company's ROE for its most recent fiscal year. No adjustment is made if the Company's ROE exceeds the weighted-average ROE of 16 forest products companies by 5 percentage points as determined from published financial reports. If the specified margin is not achieved, the options are reduced proportionately by up to 30 percent of the target number. The Company's 1998 ROE exceeded the published industry composite by more than the specified margin. Accordingly, option grants in 1999 were not adjusted.

   Restricted stock has been awarded in past years to executive officers based upon the Compensation Committee's subjective evaluation of the Company's performance. No restricted stock awards were granted during 1999.

   Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to the Company for compensation over $1 million paid to the Company's chief executive officer or any of its four other most highly compensated executive officers unless such compensation is payable only on account of the attainment of one or more performance goals as determined by a Board committee comprised solely of two or more outside directors and otherwise qualifies as performance based pursuant to Section 162(m). The Company does not have a policy favoring awards to executive officers that qualify as performance based pursuant to Section 162(m). However, responsibility for the administration of the 1995 Plan was assigned to the Awards Committee, which is comprised solely of outside directors, so that awards under the 1995 Plan may qualify as performance based within the meaning of Section 162(m). Stock options granted by the Awards Committee, as well as awards of restricted stock that vest based upon the attainment of performance goals established by the Awards Committee, will qualify as performance based pursuant to Section 162(m).

                                   Compensation Committee

                                   Kenneth W. Hergenhan Samuel C. Wheeler
                                   Paul N. McCracken Benjamin R. Whiteley
                                   Gerard K. Drummond, Chairman

                               Performance Graph

   The following graph compares the annual change in the cumulative total shareholder return on the Common Stock with the cumulative total return of the Standard & Poor's 500 Stock Index and the cumulative total return of the Standard & Poor's Paper & Forest Products Index, in each case assuming investment of $100 on December 31, 1994, and reinvestment of dividends.


                                 [LINE CHART]

                           Compensation of Directors

Fees

   Each director of the Company who is not also an employee of the Company or a subsidiary (a "non-employee director") receives a fee of $1,200 for each Board meeting attended and $1,000 for each committee meeting attended, except that the chairman of a committee receives an attendance fee of $1,500. In addition, each non-employee director receives a retainer fee of $24,000 per year.

   In November 1999, the Company adopted the 1999 Deferred Compensation Plan for non-employee directors pursuant to which they may elect to defer directors' fees. The 1999 plan, which is unfunded, replaces a prior deferred compensation plan; amounts deferred under the prior plan have been transferred to accounts under the new plan. Deferred amounts accrue increases or decreases as if they were invested in one or more of the investment funds available under the Company's 401(k) Plan as specified by a participating director.

   In conjunction with adoption of the 1999 Deferred Compensation Plan, the Company terminated its retirement plan for non-employee directors. For active directors, effective January 1, 2000, the present value of the benefits accrued under the prior retirement plan was transferred to accounts under the deferred compensation plan and are treated as invested as described above. For retired directors, under the retirement plan, a retired director received a number of annual payments equal to the number of years he or she served as a non-employee director after January 31, 1980, provided that the director served for a minimum of five years. The amount of each annual payment equaled the annual retainer fee for directors at the time the director retired.

Stock Options

   Under the 1995 Plan, each person who was a non-employee director at the date of the 1995 annual meeting of shareholders was granted an option to purchase 2,000 shares of Common Stock (an "Initial Option") and each person who subsequently becomes a non-employee director, other than a former officer of the Company or a subsidiary, will also be granted an Initial Option. In addition, on the date of each annual meeting of shareholders, commencing with the 1996 annual meeting, an option for 1,200 shares of Common Stock (an "Annual Option") is granted to each person who is then a non-employee director and who is to continue to serve as a director, including former officers of the Company or its subsidiaries.

   Options granted to non-employee directors under the 1995 Plan are granted at an exercise price equal to the fair market value of the Common Stock on the date of grant, have terms of ten years and two days, and are exercisable as specified in note (1) to the table under "Option Grants in Last Fiscal Year" above. Accordingly, the Annual Options granted to the non-employee directors on the date of the 1999 annual meeting were granted at an exercise price of $47.25 per share, the fair market value of the Common Stock on that date. The Initial Options granted to Messrs. Buxton and Thorne in February 1999 and February 2000, were granted at exercise prices of $32.8125 and $38.125, respectively, the fair market value of the Common Stock on the date of grant.

Consulting Agreement

   The Company entered into a consulting agreement with Mr. Swindells effective upon his ceasing to be chief executive officer of the Company under which Mr. Swindells agreed to provide consulting services to the Company for a one-year term commencing December 1, 1998. Under the consulting agreement, Mr. Swindells received consulting fees equal to $120,000 during 1999 as well as certain secretarial services and office space, and was reimbursed for certain expenses including dues for a business club. The consulting agreement provides that, while Mr. Swindells receives fees under the agreement, he will not receive the annual retainer fees payable to other non-employee directors of the Company. The consulting agreement was renewed in December 1999 and is renewable for three additional one-year periods unless terminated by either party upon 30 days' notice prior to renewal.

                             Employment Agreements

General

   The Company has agreements ("CIC Agreements") with certain of its key employees, including the named executive officers (other than Mr. Parsons, who has retired), that provide for severance compensation for the employees in the event their employment with the Company is terminated subsequent to a Change in Control (as defined) of the Company under the circumstances set forth in the CIC Agreements. Pursuant to the CIC Agreements, each employee has agreed to remain in the Company's employ following a tender offer or exchange offer for more than 30 percent of the combined voting power of the Company's voting securities until such offer has been abandoned or terminated or a Change in Control has occurred and unless the Company reduces the employee's compensation.

   If, within 36 months following a Change in Control, the employee's employment with the Company is terminated by the Company without Cause (as defined) or by the employee with Good Reason (as defined), then the Company shall pay to the employee, upon demand, his full base salary through the date of termination at the rate in effect on the date the Change in Control occurred, plus severance compensation in an amount equal to 2.99 times the sum of (a) his annual base salary at the above-specified rate and (b) the average annual incentive compensation (if any) paid or accrued for his benefit in respect of the two fiscal years prior to the fiscal year in which the Change in Control occurs.

   The CIC Agreements further provide for the continuation of all non-cash employee benefit plans and arrangements, with certain exceptions, for a period of one year following termination of employment after a Change in Control except by death, by the Company for Cause or disability or by the employee other than for Good Reason. The employee is also entitled to be reimbursed for any reasonable legal fees and expenses he may incur in enforcing his rights under the CIC Agreement.

   In the event it is determined that any payment by the Company to or for the benefit of the employee in connection with a Change in Control is not deductible by the Company for federal income tax purposes, then amounts otherwise payable or distributable under the agreement are reduced to the maximum deductible amount.

   The CIC Agreements are for one-year terms that extend annually for an additional one-year term, unless either the Company or the employee gives notice that the CIC Agreement shall not be extended. In the event of a Change in Control while the CIC Agreements are in effect, the CIC Agreements are automatically extended for 36 months from the date the Change in Control occurs. The CIC Agreements terminate upon termination of employment prior to a Change in Control.

Certain Definitions

   Lengthy definitions of Cause, Change in Control and Good Reason are included in the CIC Agreements. Summaries of the definitions, which are necessarily incomplete, are set forth below.

   "Cause" with respect to the termination of an employee's employment by the Company means termination because the employee committed an act of fraud, embezzlement or theft constituting a felony, or an act intentionally against the interest of the Company which causes it material harm, or because of his repeated failure, after written notice, to perform his responsibilities under the CIC Agreement.

   "Change in Control" means (i) a change in control required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) subject to certain exceptions, the acquisition by a person or group of beneficial ownership of 20 percent or more of the outstanding Common Stock, (iii) a change in the composition of the Board such that the directors at the beginning of any two-year period cease to constitute at least a majority of the Board unless the election or nomination of each new director was approved by two-thirds of the directors still in office who were directors at the beginning of such period, (iv) subject to certain exceptions, any consolidation or merger of the Company or any sale or other transfer of substantially all its assets or (v) approval by the shareholders of the Company of a plan or proposal for its liquidation or dissolution.

   "Good Reason" with respect to the termination by an employee of his employment with the Company means (i) subject to certain exceptions, any change in the employee's status or position with the Company which in his reasonable judgment does not represent a promotion, (ii) a reduction in the employee's base salary, (iii) the failure by the Company to continue in effect for the employee certain benefit plans and policies, (iv) the transfer of the employee to a different location, (v) the failure of any successor to the Company to expressly assume the Company's obligations under the CIC Agreement, (vi) a purported termination by the Company of the employee's employment which is not effected in accordance with the CIC Agreement or (vii) a refusal by the Company to allow the employee to continue to engage in certain activities not related to the Company's business.